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                            September 29, 2020

       Ryan D. Campbell
       Chief Financial Officer
       Deere & Company
       One John Deere Place
       Moline, Illinois 61265

                                                        Re: Deere & Company
                                                            Form 10-Q for the
Quarterly Period Ended August 2, 2020
                                                            Filed August 27,
2020
                                                            File No. 001-04121

       Dear Mr. Campbell:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended August 2, 2020

       Condensed Notes to Interim Consolidated Financial Statements (Unaudited)
       Note 21. Supplemental Consolidating Data, page 42

   1. Please tell us the purpose of these supplemental schedules, what they reconcile to and why they are included in
the footnotes to the financial statements. As part of your response, explain your basis for
including the Financial Services segment using the equity method of accounting in your
presentation of Equipment Operations and tell us how you
                                                        considered Question
100.04 of the Non-GAAP Compliance and Disclosure
                                                        Interpretations.
 Ryan D. Campbell
FirstName LastNameRyan D. Campbell
Deere & Company
Comapany 29,
September NameDeere
              2020    & Company
September
Page 2    29, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa
Kindelan, Senior Staff Accountant, at 202-551-3564 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology